

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2023

Mikheil Lomtadze
Chief Executive Officer
Joint Stock Co Kaspi.kz
154A Nauryzbay Batyr Street
Almaty, 050013, Kazakhstan

**Re: Joint Stock Co Kaspi.kz
Draft Registration Statement on Form F-1
Submitted September 11, 2023
CIK No. 0001985487**

Dear Mikheil Lomtadze:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 filed September 11, 2023

Cover Page

1. Please advise as to why you believe the selling shareholders are not underwriters pursuant to Section 2(a)(11) of the Securities Act. In this regard, we note that each of your selling shareholders is an affiliate and holds a substantial amount of your ordinary shares. Refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules.

2. Please disclose on the cover page that Kazakhstan law prohibits or restricts legal entities registered in certain jurisdictions, including the U.S. Virgin Islands, Wyoming, Guam, Delaware and the Commonwealth of Puerto Rico, to own the company's common shares or exercise voting rights with respect to the ADSs.

Prospectus Summary, page 1

3. Please provide the basis for the statements that the company owns "state-of-the art biometrics technology" and that it has created the "most recognized brand in online travel." To the extent that these statements are limited to a geographic market, please revise.

4. Please disclose the percentage of revenue from your three business platforms (Payments, Marketplace and Fintech) and clarify that the majority of your revenue is generated from Fintech.

5. You state that any shareholder holding shares through a nominee and whose identity is not disclosed to the Central Securities Depository is not entitled to vote at a meeting of shareholders. You also disclose that any person acquiring 10% or more of your voting shares, or otherwise falling within the definition of an affiliate as provided for in Article 64 of the JSC Law, is considered your affiliate and must disclose its identity and information about its affiliated persons. Disclose in the summary and in the risk factors how this will impact the rights of holders of ADSs and the uncertainties related to their voting rights.

Risk Factors

Our business generates and processes a large amount of data..., page 43

6. You disclose that your business generates and processes a large amount of data. Please revise your disclosure to discuss the general application of the General Data Protection Regulation, or GDPR, to your business as well as any risks related to the applicability of this regulation to your business.

The Issuer is a holding company and, as such, we depend on our subsidiaries for cash..., page 62

7. We note that your disclosure that your subsidiaries' ability to distribute cash to you may be subject to, among other things, restrictions that may be contained in your subsidiary agreements. Please expand your disclosure on the nature of such restrictions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 90

8. Please provide your critical accounting policies. Refer to Item 303(3) of Regulation S-K.

Years Ended December 31, 2022 and 2021, page 110

9. Expand your discussion for each of your Segments' change in Revenue to identify and quantify the significant factors for the increases in revenue period over period. Your current presentation does not appear to fully explain the factors for the increases. Refer to Item 303(2) of Regulation S-K. Similar concerns apply to your discussion of changes in Segment revenue for the six months ended June 30, 2023 and 2022.

Liquidity and Capital Resources
Cash Flows, page 119

10. We note that your discussion of cash flows from operating activities is limited in nature. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to Item 303(b)(1) of Regulation S-K.

Business, page 157

11. Please include here a breakdown of total revenues by geographic market for each of the last three financial years in line with Item 4.B.2 of Form 20-F.

Employees, page 189

12. We note that you have operations in Ukraine and Azerbaijan in addition to Kazakhstan. Please disclose here the geographic location of employees as required by Item 6.D. of Form 20-F.

Management
Executive Officer and Director Compensation, page 213

13. Please provide the compensation information on an individual basis as required by Item 6.B of Form 20-F or tell us why individualized information is not required. As part of your response, address whether compensation information on an individual basis is publicly available elsewhere.

Related Party Transactions, page 219

14. You state that since January 1, 2020, Kaspi Bank has issued loans in the form of Kaspi Red to one of your executive officers and BNPL and car loans to your key management personnel. Please identify the executive officer and key management personnel and the amount of the loans that were issued and currently outstanding. Tell us how you intend to comply with Section 13(k) of the Securities Exchange Act of 1934 with respect to the loan to the executive officer.

Notes to Consolidated Financial Statements, page F-40

15. We note your disclosures on page 17 that you have operations in other countries such as Ukraine, Azerbaijan, and Uzbekistan. Please separately disclose revenue attributed to customers in Kazakhstan from revenue generated in foreign countries. In addition, separately disclose non-current assets between those located in Kazakhstan and other foreign countries. Refer to IFRS 8.33(a)-(b).

16. We note your disclosure on page 111 that you made a 10,000 million contribution in 2022 to the public fund "Kazakhstan Halkyna". Provide footnote disclosure to explain the nature of this fund and the requirement to make the payment. Tell us why you recorded this payment as a Sales and marketing expense instead of a general and administrative expense.

Note 3. Significant accounting policies, page F-43

17. We note your customer accounts represent the majority of your total liabilities. Disclose your accounting policy for customer accounts, including accrued interest.

Revenue recognition, page F-55

18. We note your chart on page 4 shows the various products and services that you currently offer. Expand your revenue recognition policy to disclose more specifically your recognition policy for all of your significant products and services. Refer to paragraphs 110 to 129 of IFRS 15. Ensure that your disclosures address Steps 1 through 5 in recognizing revenue under IFRS 15.

19. Please clarify your disclosure related to the recognition of fees. You state that banking service fees are recognized over a period in which the related services are provided, typically monthly. Please explain how you determined the contract duration for such services. Explain whether the service fees are considered variable consideration. Please advise or revise accordingly.

20. Please clarify your disclosures to address whether your key services, including payments, marketplace, financial services, travel, grocery, or classifieds are recognized on a gross or net basis. Provide your accounting analysis that supports your conclusion for each of those services. Additionally, your disclosure should include how you are estimating and allocating the transaction price to the performance in satisfying your obligations to your customers. Refer to paragraphs 84 to 86 of IFRS 15.

21. We note you refer to Membership fee revenue. Please explain in greater detail the nature of this revenue (e.g., the nature of the goods or services that the entity has promised to transfer). In this regard, we note that you do not discuss Membership fee revenue in your Overview of your business or discussion of your Segments on pages 90 through 99. Please ensure that your disclosures comply with the requirements outlined in paragraph 119 of IFRS 15.

22. Expand your revenue recognition policy to disclose when you utilized significant judgment in determining which of your products and services are recognized on a gross versus net basis. Refer to paragraph 123 of IFRS 15. Further tell us and expand your disclosures to explain how you made these determinations. Refer to paragraphs B34 and B34A of IFRS 15.

23.   Please clarify in detail how your accounting for Rewards program complies with IFRS 15. In this regard, tell us whether the bonuses accumulated represent a material right. Refer to paragraph B40 of IFRS 15.

Note 4. Revenue, page F-60

24.   Tell us your consideration to provide a disaggregation of revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time. Refer to paragraph 114 and B89 of IFRS 15.

Note 12. Loans to customers, page F-70

25.   We note Loans to customers represents 62% of your total assets on December 31, 2022. Further, we note your chart on page 160 that shows you offer consumer loans, BNPL, merchant financing, and car financing within your Fintech platform. Indicate whether management separately evaluates credit risk based on these categories or geographic regions. In addition, if past due information is the only borrower-specific information available and an entity uses past due information to assess whether credit risk has increased significantly since initial recognition, tell us what consideration you gave to providing an aging schedule for loans to customers. Refer to paragraph B8H and B8I of IFRS 7.

26.   Please clarify why you extended the write off criteria by increasing it from 761 days to 1,080 days. In addition, tell us why the allowance is below the gross loans for those loans that continue to be recognized. Further, explain how you identify NPL for restructuring by providing an interest free extended repayment schedule. Please clarify if the difference between the amount that was restructured during the year, the amounts collected, and the gross carry amount classified as Stage 3 is a result of write offs. Confirm whether the restructured NPL outstanding amount as of the year end is classified as Stage 3.

27.   Tell us what consideration you gave to disclosing maturity analyses for the loans to customers that show their remaining contractual maturities. Refer to paragraph B11C of IFRS 7. Please advise or revise accordingly.

Note 21. Share-based compensation, page F-78

28.   Expand your footnote disclosure to provide the inputs used in the measurement of the fair values at grant date. Refer to IFRS 2.47.

Exhibits

29.   Please file the related party agreements with Kolesa and Magnum or tell us why they are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jan Woo at 202-551-3453 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Technology

cc: Nicholas P. Pellicani